June 19, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Maryse Mills-Apenteng

Re:	Acceleration Request of DTS, Inc.
Registration Statement on Form S-4 (File No. 333-181475)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DTS, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:30 p.m., Eastern Time, on Wednesday, June 20, 2012 or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please contact Michael Kagnoff of DLA Piper LLP (US), counsel to the Registrant, at (858) 638-6722 or by email at Michael.Kagnoff@dlapiper.com.

Very truly yours,

/s/ Mel Flanigan
Mel Flanigan
Executive Vice President, Finance and Chief Financial Officer